AVEO Pharmaceuticals, Inc.

75 Sidney Street

Cambridge, Massachusetts 02139

April 1, 2011

VIA ELECTRONIC SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: John L. Krug, Esq.

Re:	AVEO Pharmaceuticals, Inc.

Post-Effective Amendment No. 1 (the “Original Post-Effective Amendment”) to

Registration Statement on Form S-1 File No. 333-170535 (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the conversations on March 18, 2011 and March 23, 2011 by and between Mr. John L. Krug and Cynthia T. Mazareas, Esq, of WilmerHale, AVEO Pharmaceuticals, Inc. (the “Company”) is hereby requesting withdrawal of its Original Post-Effective Amendment to the Registration Statement, pursuant to Rule 477 of the Securities Act of 1933, as amended. No securities were sold, or will be sold, pursuant to the Original Post-Effective Amendment. In lieu thereof, the Company plans to submit for filing a new post-effective amendment to the Registration Statement (the “New Post-Effective Amendment”), to effect the conversion of the Registration Statement from Form S-1 to Form S-3.

If you require additional information, please telephone either the undersigned at (617.299.5000), or Cynthia Mazareas of WilmerHale at (617.526.6393).

Sincerely,

/s/ Joseph D. Vittiglio

Vice President

Corporate Counsel

cc:	Mr. Tuan Ha-Ngoc

Joseph Vittiglio, Esq.

Steven D. Singer, Esq.

Cynthia T. Mazareas, Esq.